Exhibit 21

SUBSIDIARIES OF W&T OFFSHORE, INC.

The subsidiaries of W&T Offshore, Inc. are listed below.

Name	State of Organization
Offshore Energy I LLC	Delaware

Offshore Energy II LLC	Delaware

Offshore Energy III LLC	Delaware

Gulf of Mexico Oil and Gas Properties LLC	Delaware

W&T Holdings, L.L.C.*	Louisiana

*	W&T Offshore, Inc. has commenced the process of dissolving this subsidiary.